                                                                      EXHIBIT 11

                 SCHEDULE OF COMPUTATION OF EARNINGS PER SHARE
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


         Primary                              1994          1993          1992
         -------                              ----          ----          ----
Net income                                  $345,086      $454,470      $223,768
                                            --------      --------      --------
Preferred stock dividends, net of taxes       10,921        10,673        10,457
                                            --------      --------      --------
Net income available to common
 stockholders                               $334,165      $443,797      $213,311
                                            --------      --------      --------
Weighted average shares outstanding          148,371       150,398       151,212
                                            --------      --------      --------
Primary earnings per share (*)                 $2.25         $2.95         $1.41
                                            ========      ========      ========

         Fully diluted
         -------------
Net income                                  $345,086      $454,470      $223,768
                                            --------      --------      --------
Adjustments to net income:
  Assumed additional contribution if
   ESOP is fully converted net of certain
   tax benefits                               (3,386)       (4,121)       (4,511)
  After tax interest on the 6% zero
   coupon convertible debt                       --          3,869***         --**
                                            --------      --------      --------
Fully diluted net income                    $341,700      $454,218      $219,257
                                            --------      --------      --------
Average shares outstanding                   148,371       150,398       151,212
Add incremental shares representing:
  Shares issuable upon exercise of
   stock options based on year-end
   price                                         426           257           400
  Performance incentive shares
   issuable based on year-end
   market price                                   88            80            90
  Share assumed issuable upon
   conversion of ESOP shares                   4,342         4,384         4,428
  Shares assumed issuable upon
   conversion of 6% zero coupon
   convertible debt                              --          1,458***         --**
                                            --------       -------       -------
Weighted average number of shares
 as adjusted                                 153,227       156,577       156,130
                                            ========       =======       =======

Fully diluted earnings per share               $2.23         $2.90         $1.40
                                            ========       =======       =======

Dilutive effect of incremental shares          -1.0%         -1.7%         - .7%
                                            ========       =======       =======

(*) Incremental shares have not been considered in the computation of primary earnings per share in accordance with generally accepted accounting principles which requires inclusion only when dilutive effect is greater than three percent.

(**)  Actual result was antidilutive therefore not used in calculation.

(***) Redeemed August 13, 1993.


                                       13